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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                                (Amendment No. 1)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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     This statement relates to the tender offer disclosed in a Tender Offer
Statement on Schedule 14D-1, dated August 5, 1997 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by United States Surgical Corporation, a Delaware Corporation ("USS") and USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of USS, relating to an offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share ("Shares"), of Circon Corporation, a Delaware corporation ("Circon" or the "Company") at a price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED
    On September 15, 1997, USS and the Purchaser filed a Notice and Motion for Preliminary Injunction and certain other documents with the Court of Chancery of the State of Delaware pursuant to which USS requested that the Delaware Chancery Court enjoin the Company and certain of its officers and directors from appointing or otherwise naming Richard Auhll to the Company's board of directors if Mr. Auhll is not reelected at the Company's next annual meeting of stockholders. The Company believes that the injunction requested by USS and the Purchaser has no basis in Delaware law and intends to vigorously dispute such request. Copies of the Notice and Motion for Preliminary Injunction as well as the Amended and Supplemental Complaint of USS and the Purchaser are filed as Exhibit 10 to this Statement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit  1(F)   Management Retention Plan
Exhibit  2(F)   Sales Force Retention Plan
Exhibit  3(F)   Managers, Professionals and Key Contributors Retention Plan
Exhibit  4(F)   Article Ninth of Certificate of Incorporation, as amended
Exhibit  5(F)   Article V of the Bylaws
Exhibit  6(F)   Form of Indemnification Agreement
Exhibit  7*(F)  Letter to Stockholders regarding Board's Recommendation
Exhibit  8(F)   Press Release Announcing Board's Recommendation
Exhibit  9(F)   Opinion of Bear, Stearns & Co. Inc.
Exhibit 10      Notice and Motion for Preliminary Injunction and Amended and
                Supplemental Complaint of USS and the Purchaser

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    *   Included in copy mailed to stockholders
   (F)  Previously filed
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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 1997                      CIRCON CORPORATION

                                               By:  /s/ Richard A. Auhll
                                               -------------------------------------------
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
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